=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

				    (Amendment No. 10)*

                               Acxiom Corporation
                ------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.10 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                 005125109
                ------------------------------------------------
                                (CUSIP Number)

                             Allison Bennington
                              ValueAct Capital
                        435 Pacific Avenue, Fourth Floor
                           San Francisco, CA 94133
                              (415) 362-3700
                ------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              With a Copy to:
                         Christopher G. Karras, Esq.
                               Dechert LLP
                               Cira Centre
                            2929 Arch Street
                    Philadelphia, Pennsylvania 19104-2808
                           Ph. (215) 994-4000

                                March 31, 2006
                ------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                               Page 2 of 31
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         10,325,355**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        10,165,355**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,325,355**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                               Page 3 of 31
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   ValueAct Capital Partners Co-Investors, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         0**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                               Page 4 of 31
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   VA Partners, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         10,325,355**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        10,165,355**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,325,355**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    OO (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                               Page 5 of 31
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   OO*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         10,325,355**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        10,165,355**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,325,355**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                               Page 6 of 31
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   OO*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         10,325,355**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        10,165,355**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,325,355**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    OO (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                               Page 7 of 31
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   Jeffrey W. Ubben
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   OO*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         10,325,355**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        10,165,355**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,325,355**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                               Page 8 of 31
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   George F. Hamel, Jr.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   OO*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY         10,325,355**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        10,165,355**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,325,355**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                               Page 9 of 31
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   Peter H. Kamin
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
---------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   OO*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         10,325,355**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        10,165,355**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,325,355**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                              Page 10 of 31
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   Louis J. Andreozzi
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   OO*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         10,325,355**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        160,000**
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        10,165,355**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,325,355**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                              Page 11 of 31
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON (entities only)

   J. Michael Lawrie
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   OO*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         10,325,355**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        10,165,355**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,325,355**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

THE PURPOSE OF THIS AMENDMENT NO. 10 IS TO AMEND THE OWNERSHIP REPORTS OF THE REPORTING PERSONS AND THE PURPOSE OF TRANSACTION SECTION. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, $0.10 par value per share(the "Common Stock"), of Acxiom Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is P.O. Box 8180, 1 Information Way, Little Rock, Arkansas 72203.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed jointly by (a) ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund"), (b) ValueAct Capital Partners Co-Investors, L.P. ("ValueAct Co-Investors"), (c) VA Partners, LLC ("VA Partners"), (d) ValueAct Capital Management, L.P. ("ValueAct Management L.P."), (e) ValueAct Capital Management, LLC ("ValueAct Management LLC"), (f) Jeffrey
W. Ubben, (g) George F. Hamel, Jr., (h) Peter H. Kamin, (i) Louis J. Andreozzi and (j) J. Michael Lawrie (collectively, the "Reporting Persons").

ValueAct Co-Investors is a Delaware limited partnership. ValueAct Master Fund is a limited partnership organized under the laws of the British Virgin Islands. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

VA Partners is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Master Fund and ValueAct Co-Investors. VA Partners has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

ValueAct Management L.P. is a Delaware limited partnership which renders management services to ValueAct Master Fund and ValueAct Co-Investors. ValueAct Management LLC is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Management L.P. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

(a), (b) and (c). Messrs. Ubben, Hamel and Kamin are each managing members, principal owners and controlling persons of VA Partners and such activities constitute their principal occupations. Such individuals are sometimes collectively referred to herein as the "Managing Members" or individually as a "Managing Member." Each Managing Member is a United States citizen and has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

Mr. Andreozzi is the sole member of Andreozzi Consulting LLC, which Provides consulting services to VA Partners, and such activities constitute his principal occupation. Mr. Andreozzi is a United States citizen and has a principal business address of P.O. Box 4539, Warren, NJ 07059.

Mr. Lawrie is a member of VA Partners and a limited partner of ValueAct Management L.P. and such activities constitute his principal occupation.

Mr. Lawrie is a United States citizen and has a principal business address of 265 Franklin Street, Sixteenth Floor, Boston, MA 02110.

(d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds used for the purchase of the Issuer's securities was the working capital of ValueAct Master Fund. The aggregate funds used by these Reporting Persons to make the purchases were $3,634,278.60.

ITEM 4.  PURPOSE OF TRANSACTION.

On March 31, 2006, in accordance with Section 15 of Article II of the Amended and Restated Bylaws of the Issuer, the Reporting Persons sent a letter (the "Nomination Letter") to the Issuer to provide notice of its intent to nominate Messrs. Ubben, Andreozzi and Lawrie (collectively, the "Nominees") for election as directors at the Issuer's 2006 Annual Meeting of Stockholders (the "Annual Meeting"). The Nomination Letter is attached hereto as Exhibit B and is incorporated herein by reference.

The Reporting Persons intend to commence a proxy solicitation, in opposition to the proxy solicitation expected to be conducted by the Issuer's current management, for the purpose of electing the Nominees and replacing the three current directors of the Company up for reelection at the Annual Meeting.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

Shares reported as beneficially owned by ValueAct Master Fund and ValueAct Co-Investors are also reported as beneficially owned by (i) VA Partners, as General Partner of each such investment partnership,(ii) ValueAct Management L.P. as the manager of each such investment partnership, (iii) ValueAct Management LLC, as General Partner of ValueAct Management L.P., (iv) the Managing Members as controlling persons of VA Partners and ValueAct Management LLC, and (v) Messrs. Andreozzi and Lawrie as Nominees. VA Partners, ValueAct Management LLC, the Managing Members and the other Nominees also, directly or indirectly, may own interests in one or both of such partnerships from time to time. Except as otherwise indicated below, by reason of such relationships, each of the partnerships is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock with VA Partners, ValueAct Management L.P., ValueAct Management LLC, the Managing Members and the other Nominees.

As of the date hereof, ValueAct Master Fund is the beneficial owner of 10,325,355 shares of Common Stock, representing approximately 11.9% of the Issuer's outstanding Common Stock. ValueAct Co-Investors is the beneficial owner of 0 shares of Common Stock, representing approximately 0% of the Issuer's outstanding Common Stock.

VA Partners, ValueAct Management L.P., ValueAct Management LLC, the Managing Members and the other Nominees may be deemed the beneficial owner of an aggregate of 10,325,355 shares of Common Stock, representing approximately 11.9% of the Issuer's outstanding Common Stock.

Pursuant to the Andreozzi Agreement, which is defined in and filed as Exhibit C to Schedule 13D/A filed by the Reporting Persons on October 4, 2005, the option of Andreozzi Consulting, LLC ("Andreozzi LLC") to purchase 160,000 shares (the "Option Shares") of the Issuer's Common Stock owned by the Reporting Persons fully vested as of February 24, 2006, subject to the termination provisions of the Andreozzi Agreement. As a result, Mr. Andreozzi, as the sole member of Andreozzi Consulting, LLC, has sole dispositive power over the Option Shares. The Andreozzi Agreement provides that in the event Mr. Andreozzi is not elected to the Issuer's Board of Directors at the Annual Meeting, Andreozzi LLC will vote any shares owned as a result of the exercise of the options as directed in writing by ValueAct Management L.P. A copy of the Andreozzi Agreement is attached as Exhibit C to Schedule 13D/A filed by the Reporting Persons on October 4, 2005 and is incorporated herein by reference.

All percentages set forth in this Schedule 13D are based upon the Issuer's reported 86,720,394 outstanding shares of Common Stock reported in the Issuer's Form 10-Q for the quarterly period ended December 3, 2005.

(c) On March 16, 2006, ValueAct Master Fund purchased the following shares from ValueAct Co-Investors.

Reporting Person      Transaction   Date      Quantity   Price/Share

ValueAct Master Fund   Buy          03/16/06   138,660     $26.21

ValueAct Co-Investors  Sell         03/16/06   138,660     $26.21

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as previously disclosed, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Common Stock which are required to be described hereunder.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

A)  Joint Filing Agreement
B)  Nomination Letter dated March 31, 2006

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                ValueAct Capital Master Fund L.P., by
                                VA Partners, LLC, its General Partner

                        By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 3, 2006          George F. Hamel, Jr., Managing Member


                 ValueAct Capital Partners Co-Investors L.P.,
                  by VA Partners, LLC, its General Partner

                        By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 3, 2006          George F. Hamel, Jr., Managing Member


                                VA Partners, LLC

                        By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 3, 2006          George F. Hamel, Jr., Managing Member


                            ValueAct Capital Management L.P., by
                            ValueAct Capital Management LLC,
                            its General Partner

                        By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 3, 2006          George F. Hamel, Jr., Managing Member

                               ValueAct Capital Management, LLC

                         By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 3, 2006          George F. Hamel, Jr., Managing Member


                         By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  April 3, 2006          Jeffrey W. Ubben, Managing Member


                         By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 3, 2006          George F. Hamel, Jr., Managing Member


                         By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  April 3, 2006          Peter H. Kamin, Managing Member


                         By:    /s/  Louis J. Andreozzi
                                --------------------------------------
Dated:  April 3, 2006          Louis J. Andreozzi


                         By:    /s/  J. Michael Lawrie
                                --------------------------------------
Dated:  April 3, 2006          J. Michael Lawrie

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith and any amendments thereto) relating to the Common Stock of Acxiom Corporation is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.


                                ValueAct Capital Master Fund L.P., by
                                VA Partners, LLC, its General Partner

                        By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 3, 2006          George F. Hamel, Jr., Managing Member


                        ValueAct Capital Partners Co-Investors L.P.,
                           by VA Partners, LLC, its General Partner

                        By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 3, 2006          George F. Hamel, Jr., Managing Member


                                VA Partners, LLC

                        By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 3, 2006          George F. Hamel, Jr., Managing Member


                             ValueAct Capital Management L.P., by
                             ValueAct Capital Management LLC,
                             its General Partner

                        By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 3, 2006          George F. Hamel, Jr., Managing Member


                                ValueAct Capital Management, LLC

                         By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 3, 2006          George F. Hamel, Jr., Managing Member

                         By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  April 3, 2006          Jeffrey W. Ubben, Managing Member


                         By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  April 3, 2006          George F. Hamel, Jr., Managing Member


                         By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  April 3, 2006          Peter H. Kamin, Managing Member


                         By:    /s/  Louis J. Andreozzi
                                --------------------------------------
Dated:  April 3, 2006          Louis J. Andreozzi


                         By:    /s/  J. Michael Lawrie
                                --------------------------------------
Dated:  April 3, 2006          J. Michael Lawrie

                                 Exhibit B
                              ValueAct Capital


March 31, 2006


CONFIDENTIAL - VIA FACSIMILE, FEDEX AND CERTIFIED MAIL
Secretary of Acxiom Corporation
Acxiom Corporation
1 Information Way
Little Rock, Arkansas 72202

Re:	Notice of Director Nominations


Dear Madam:
Pursuant to Section 15 of Article II of the Amended and Restated Bylaws (the "Bylaws") of Acxiom Corporation (the "Company"), ValueAct Capital Master Fund, L.P. (the "Nominating Shareholder"), hereby gives notice of its intent to nominate Jeffrey W. Ubben, Louis J. Andreozzi and J. Michael Lawrie (the "Nominees") for election to the Board of Directors of the Company (the "Board") at the 2006 Annual Meeting of the Stockholders of the Company (including any adjournment or postponement thereof or any special meeting that may be called in lieu thereof) (the "Annual Meeting").

The Bylaws require that the Nominating Shareholder provide the information set forth in Subsections (a), (b), (c) and (d) of Section 15 of Article II thereof. Such information is set forth in Annex A and Annex B attached hereto. For your convenience, the text of each such Subsection is included in the annexes attached hereto in boldface type and is followed by the applicable response.

The Nominating Shareholder reserves the right to nominate substitute or additional persons in the event that (1) the Board is expanded beyond its current size and/or (2) any of the current Nominees is unable for any reason (including by reason of the taking or announcement of any action that has, or if consummated would have, the effect of disqualifying any such Nominee) to serve as a director.

The information included herein and in the annexes attached hereto represents the Nominating Shareholder's best knowledge as of the date hereof. The Nominating Shareholder reserves the right, in the event such information shall be or becomes inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although the Nominating Shareholder does not commit to update any information which may change from and after the date hereof.

If this notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any Nominee herein at the Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, this notice shall continue to be effective with respect to the remaining Nominees and as to any replacement Nominees selected by the Nominating Shareholder.

In addition, the Nominating Shareholder requests written notice as soon as practicable of any alleged defects in this notice, including the annexes hereto, and reserves the right, following receipt of such notice, to either challenge, or attempt as soon as practicable to cure, such alleged defect.

Should you have any questions regarding the information contained in this notice, including the annexes hereto, please contact Allison Bennington, Esq., General Counsel of VA Partners, at (415) 362-3700.


                                        Very truly yours,

                                     VALUEACT CAPITAL MASTER FUND, L.P.

                                    By: VA PARTNERS, LLC, its General Partner

                                        By:  /s/ George F. Hamel, Jr.
                                            ---------------------------------
                                            Name: George F. Hamel, Jr.
                                            Title: Managing Member




cc:  Board of Directors, Acxiom Corporation
     Chief Executive Officer, Acxiom Corporation

                                   ANNEX A

(a) As to each person whom the shareholder proposes to nominate for election or reelection as a director:

(i) the name, age, business address, and residence address of such person:

Name                  Age          Business Address          Residence Address

Jeffrey W. Ubben      44        435 Pacific Avenue, 4th      2500 Divisadero
                              Floor, San Francisco,       Street, San Francisco
                                   CA 94133                       CA 94115

Louis J. Andreozzi    47           P.O. Box 4539          14 Kensington Court
                                  Warren, NJ 07059          Warren, NJ 07059

J. Michael Lawrie     52         265 Franklin Street,       8 Country Club
                                  16th Floor                      Drive
                                 Boston, MA 02110          Richfield, CT 06877


	(ii)	the principal occupation or employment of such person:

Jeffrey W. Ubben is a co-founder of and a managing member, principal owner and controlling person of ValueAct Capital, an investment partnership with approximately $3.5 billion in assets under management. Prior to co-founding ValueAct Capital in 2000, Mr. Ubben was a Managing Partner at BLUM Capital Partners ("BLUM") for more than five years. During his tenure at BLUM, the actively managed assets under management grew more than five-fold, to approximately $1.8 billion. Previously, Mr. Ubben spent eight years at Fidelity Management and Research where he managed two multi-billion-dollar mutual funds, including the Fidelity Value Fund. Mr. Ubben currently serves as a director of Gartner Group, Inc. (NYSE: IT), Mentor Corporation (NYSE: MNT) and Per-Se Technologies, Inc. (NASDAQ: PSTI), and is a former chairman of the board and director of Martha Stewart Living Omnimedia, Inc. (NYSE: MSO), and former director of Insurance Auto Auctions, Inc. (NASDAQ: IAAI), and a former director at several other public and private companies. He earned a B.A. from Duke University and an M.B.A. from the J. L. Kellogg Graduate School of Management at Northwestern University.

Louis J. Andreozzi is the sole member of Andreozzi Consulting LLC, which provides consulting services to ValueAct Capital. From May 2000 to July 2005, Mr. Andreozzi was President and Chief Executive Officer of the North American Legal Markets unit of LexisNexis ("LexisNexis"), a division of Reed Elsevier and a $1.2 billion information and technology company with more than 6,000 employees throughout the United States and Canada. From July 1996 to May 2000, Mr. Andreozzi was President and Chief Executive Officer of Martindale-Hubbell ("Martindale"), a division of Reed Elsevier, as well as other divisions and subsidiaries of Reed Elsevier, where he was responsible for the $330 million portfolio of directory, technology and corporate service companies. Prior to Martindale, Mr. Andreozzi was Vice President and General Counsel of LexisNexis from November 1994 to July 1996, Vice President and General Counsel of Reed Elsevier Medical and Science, a division of Reed Elsevier, from January 1991 to November 1994 and Vice President and Deputy General Counsel of Elsevier US Holdings, a division of Elsevier, from June 1985 to January 1991. Mr. Andreozzi earned a B.A. from Rutgers University in 1981 and a Juris Doctor from Seton Hall School of Law in 1984.

J. Michael Lawrie is a partner at ValueAct Capital. From May 2004 until April 2005, Mr. Lawrie was the Chief Executive Officer of Siebel Systems Inc. (NASDAQ: SEBL) ("Siebel"), a leader in customer relationship management application software with $1.4 billion in revenue and more than 5,000 professionals operating in 31 countries. Prior to Siebel, Mr. Lawrie spent more than 26 years in various positions for IBM (NYSE: IBM), most recently as Senior Vice President and Group Executive where he was responsible for sales and distribution of all IBM products and services world wide. Prior to serving in that position at IBM, he was the General Manager for all operations in Europe, the Middle East and Africa and was a member of IBM's World Wide Operating Committee and Strategy Committee. Mr. Lawrie is a director of Symbol Technologies, Inc. (NYSE: SBL), SSA Global Technologies (NASDAQ: SSAG) and Good Technology, Inc. and is a National Trustee for the Ohio University Board of Trustees. He earned a B.A. from Ohio University and an M.B.A. from Drexel University.


      (iii)	the class and number of shares of the Corporation which are
beneficially owned by such person:

As of the date hereof, each of the Nominees is the beneficial owner of 10,325,355 shares of the Company's common stock, par value $.10 per share ("Common Stock").

(iv) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended (including, without limitation, such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected):

Each of the Nominees has consented in writing to being named in the proxy statement as a Nominee and to serving as a director if elected.

Information regarding all purchases and sales of securities of the Company during the past two years by the Nominating Shareholder, each of the Nominees and their affiliates (collectively, the "Participants") is set forth on Annex B attached hereto.

Except as set forth in this notice, including the annexes hereto, to the best knowledge of the Nominating Shareholder:

            (i) during the past 10 years, no Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

            (ii) no Nominee owns any securities of the Company which are owned of record but not beneficially;

            (iii) no part of the purchase price or market value of the securities of the Company owned by any Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities;

            (iv) no Nominee is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;

            (v) no associate of any Nominee owns beneficially, directly or indirectly, any securities of the Company;

            (vi) no Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company;

            (vii) no Nominee or, to the best of his knowledge, any of his associates was a party to any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000;

            (viii) no Nominee or any of his associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party;

            (ix) no person, including the Nominees, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting, aside from such persons interests as stockholders of the Company;

            (x) no Nominee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding;

            (xi) no Nominee is or has been during the Company's last fiscal year indebted to the Company or any of its subsidiaries at any time since the beginning of the Company's last fiscal year in an amount in excess of $60,000;

            (xii) no Nominee has or has had during the Company's last fiscal year any business relationship that is required to be disclosed pursuant to
Item 404(b) of Regulation S-K of the Securities Act of 1933, as amended; and

            (xiii) no Nominee, at any time during the Company's last fiscal year, has failed to file on a timely basis the reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended.

(b) As to the shareholders giving the notice:

(i) the name and address, as they appear on the Corporation's books, of such shareholder:

The shareholder providing this notice is ValueAct Capital Master Fund, L.P. (the "Nominating Shareholder"). The address of the Nominating Shareholder as it appears on the Company's books is Craigmuir Chambers PO Box 71, Road Town, Tortola, British Virgin Islands.

(ii) the class and number of shares of the Corporation which are beneficially owned by such shareholder:

As of the date hereof, the Nominating Shareholder is the beneficial owner of 10,325,355 shares of Common Stock.

(c) A representation that the shareholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice:

The Nominating Shareholder represents that it is a shareholder of record of the Company and is entitled to vote at the Annual Meeting and intends to appear in person or by proxy at the Annual Meeting to nominate Messrs. Ubben, Andreozzi and Lawrie for election to the Board.

(d) A description of all arrangements or understanding between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholders.

The Nominating Shareholder has the following arrangements with the Nominees:

On September 21, 2005, ValueAct Capital Management, L.P. ("ValueAct Management L.P.), an affiliate of the Nominating Shareholder, entered into a Consulting Agreement (the "Andreozzi Agreement") with Andreozzi Consulting, LLC ("Andreozzi"), an affiliate of Mr. Andreozzi, which agreement provides, among other things, that in connection with the proxy solicitation of the Company's stockholders:
* Mr. Andreozzi has agreed to provide strategic and operational consulting services regarding ValueAct Management L.P.'s investment in the Company for a consulting fee of $50,000 per month and to stand for election to the Company's Board at the Annual Meeting and to serve as a director of the Company until his term expires;
* ValueAct Management L.P. has agreed, subject to certain limitations, to reimburse Mr. Andreozzi for reasonable travel and living expenses incurred;
* ValueAct Management L.P. has agreed to indemnify Mr. Andreozzi under its existing indemnification policies and/or programs; and
* ValueAct Management L.P. has agreed that if, during the period starting on September 6, 2005 and ending on September 5, 2006, it is successful in obtaining control of the Company, ValueAct Management L.P. will use its best efforts to procure for Mr. Andreozzi the position of Chief Executive Officer of the Company on terms and conditions mutually acceptable to each party, and Mr. Andreozzi has the option to accept such position on such terms.

Pursuant to the Andreozzi Agreement, ValueAct Management L.P. granted an option to Andreozzi to purchase 160,000 shares of Common Stock owned by the Nominating Shareholder at an exercise price equal to $18.7841 per share. The Andreozzi Agreement provides that in the event Mr. Andreozzi is not elected to the Company's Board at the Annual Meeting, Andreozzi will vote any shares owned as a result of the exercise of the options as directed in writing by ValueAct Management L.P. The Andreozzi Agreement further provides that if Andreozzi voluntarily terminates its relationship with ValueAct Management L.P., other than due to death or disability, between February 24, 2006 and September 5, 2006, all unexercised options shall terminate. For further details of the Andreozzi Agreement, please refer to Exhibit C to Schedule 13D filed by VA Partners with the Securities and Exchange Commission on October 4, 2005.

On September 27, 2005, ValueAct Management L.P. entered into a Consulting Agreement (the "Lawrie Agreement") with Mr. Lawrie, which agreement provides, among other things, that in connection with the proxy solicitation of the Company's stockholders:
* Mr. Lawrie has agreed to provide strategic and operational consulting services regarding ValueAct Management L.P.'s investment in the Company and to stand for election to the Company's Board at the Annual Meeting and to serve as a director of the Company until his term expires;
* ValueAct Management L.P. has agreed, subject to certain limitations, to reimburse Mr. Lawrie for reasonable travel and living expenses incurred; and
* ValueAct Management L.P. has agreed to indemnify Mr. Lawrie under its existing indemnification policies and/or programs.

Pursuant to the Lawrie Agreement, ValueAct Management L.P. granted stock appreciation rights in the Company to Mr. Lawrie in the amount of 100,000 shares of Common Stock owned by the Nominating Shareholder at a base price equal to $18.7841 per share. The Lawrie Agreement provides that the grant will be deemed exercised on September 5, 2006; however, if Mr. Lawrie voluntarily terminates his relationship with ValueAct Management L.P., other than due to death or disability, between February 24, 2006 and September 5, 2006, then his grant shall terminate with no further compensation due. On February 15, 2006, ValueAct Management L.P. and Mr. Lawrie amended the Lawrie Agreement to eliminate the grant of 50,000 stock appreciation rights in the Company that were to have vested on February 24, 2006. For further details of the Lawrie Agreement, please refer to Exhibits E to Schedule 13D filed by VA Partners with the Securities and Exchange Commission on October 4, 2005.

Each of the Nominees is indemnified under an arrangement whereby ValueAct Management L.P. maintains an insurance policy that indemnifies the partners and employees of ValueAct Management L.P. if a portfolio company's D&O insurance is insufficient to indemnify such person in the event of a claim against the directors of a portfolio company.

                                       ANNEX B

SHARES OF COMMON STOCK OF THE COMPANY BOUGHT OR SOLD BY THE PARTICIPANTS(1)
                        DURING THE LAST TWO YEARS

Participant               Transaction     Quantity     Date

VA Partners	              Buy             38,000      1/22/2004
VA Partners II	        Buy             12,000      1/22/2004
VA Partners II            Buy             10,000      1/22/2004
VA Partners	              Buy             25,000      3/24/2004
VA International          Buy             25,000      3/24/2004
VA International          Buy             25,000      3/29/2004
VA International          Buy             25,000      3/29/2004
VA International          Buy             25,000      3/29/2004
VA International          Buy             25,000      3/29/2004
VA International          Buy                571      3/30/2004
VA Partners II            Buy              2,500      3/31/2004
VA International          Buy             41,118      5/7/2004
VA Partners	              Buy            100,000      5/10/2004
VA Partners	              Buy             10,000      5/12/2004
VA Partners	              Sell            75,000      6/14/2004
VA Partners	              Sell             2,800      6/15/2004
VA Partners	              Sell             2,800      6/15/2004
VA Partners II            Sell            48,400      6/15/2004
VA Partners II            Sell            47,200      6/15/2004
VA Partners	              Sell            31,875      6/16/2004
VA Partners	              Sell            11,156      6/16/2004
VA Partners II            Sell             1,619      6/16/2004
VA Partners II            Sell             4,625      6/16/2004
VA International          Sell             4,725      6/16/2004
VA International          Sell            13,500      6/16/2004
VA Partners	              Sell            31,875      6/17/2004
VA Partners	              Sell            31,875      6/17/2004
VA Partners II            Sell             4,625      6/17/2004
VA Partners II            Sell             4,625      6/17/2004
VA International          Sell            13,500      6/17/2004
VA International          Sell            13,500      6/17/2004
VA Partners	              Sell            31,875      6/18/2004
VA Partners II            Sell             4,625      6/18/2004
VA International          Sell            13,500      6/18/2004
VA Partners	              Sell             9,499      6/24/2004
VA Partners II            Sell             1,378      6/24/2004
VA International          Sell             4,023      6/24/2004
VA Partners	              Buy            143,438      7/14/2004
VA Partners II            Buy             20,812      7/14/2004
VA International          Buy             60,750      7/14/2004
VA Partners	              Buy             31,875      7/22/2004
VA Partners II            Buy              4,625      7/22/2004

1ValueAct Capital Partners Co-Investors, L.P. ("VA Co-Investor"), ValueAct Capital Partners II, L.P. ("VA Partners II"), and ValueAct Capital International, Ltd. ("VA International") are affiliates of the Nominating Shareholder, ValueAct Capital Master Fund, L.P.

Participant               Transaction     Quantity     Date

VA International          Buy             13,500      7/22/2004
VA Partners	              Buy             31,875      7/23/2004
VA Partners II            Buy              4,625      7/23/2004
VA International          Buy             13,500      7/23/2004
VA Partners	              Buy             12,750      7/26/2004
VA Partners II            Buy              1,850      7/26/2004
VA International          Buy              5,400      7/26/2004
VA International          Buy            100,000      8/13/2004
VA Co-Investor            Sell               112      11/3/2004
Nominating Shareholder    Sell             7,388      11/3/2004
VA Co-Investor            Sell             1,050      11/8/2004
VA Co-Investor            Sell             1,500      11/8/2004
VA Co-Investor            Sell               450      11/8/2004
Nominating Shareholder    Sell            98,500      11/8/2004
Nominating Shareholder    Sell             29,550     11/8/2004
Nominating Shareholder    Sell             68,950     11/8/2004
VA Co-Investor            Sell              7,500     11/9/2004
Nominating Shareholder    Sell            492,500     11/9/2004
VA Co-Investor            Sell              1,500    11/10/2004
VA Co-Investor            Sell              1,500    11/10/2004
VA Co-Investor            Sell              1,500    11/10/2004
VA Co-Investor            Sell                750    11/10/2004
Nominating Shareholder    Sell             49,250    11/10/2004
Nominating Shareholder    Sell             98,500    11/10/2004
Nominating Shareholder    Sell             98,500    11/10/2004
Nominating Shareholder    Sell             98,500    11/10/2004
VA Co-Investor            Sell              1,500    11/11/2004
VA Co-Investor            Sell                750    11/11/2004
VA Co-Investor            Sell              1,500    11/11/2004
Nominating Shareholder    Sell             98,500    11/11/2004
Nominating Shareholder    Sell             49,250    11/11/2004
Nominating Shareholder    Sell             98,500    11/11/2004
VA Co-Investor            Sell                750    11/12/2004
VA Co-Investor            Sell                750    11/12/2004
VA Co-Investor            Sell                750    11/12/2004
Nominating Shareholder    Sell             49,250    11/12/2004
Nominating Shareholder    Sell             49,250    11/12/2004
Nominating Shareholder    Sell             49,250    11/12/2004
Nominating Shareholder    Sell             30,000    11/29/2004
VA Co-Investor            Sell                375    11/30/2004
VA Co-Investor            Sell                109    11/30/2004
Nominating Shareholder    Sell             24,625    11/30/2004
Nominating Shareholder    Sell              7,177    11/30/2004
Nominating Shareholder    Sell             50,000     12/1/2004
Nominating Shareholder    Sell             50,000     12/1/2004
Nominating Shareholder    Sell            100,000     12/1/2004
Nominating Shareholder    Sell             50,000     12/1/2004
Nominating Shareholder    Sell             50,000    12/14/2004
Nominating Shareholder    Sell             50,000    12/14/2004
VA Co-Investor            Buy                 750     1/20/2005
VA Co-Investor            Buy               2,250     1/20/2005
VA Co-Investor            Buy               1,500     1/20/2005
VA Co-Investor            Buy                 906     1/20/2005
VA Co-Investor            Buy               1,500     1/20/2005

Participant               Transaction     Quantity     Date

Nominating Shareholder    Buy              98,500     1/20/2005
Nominating Shareholder    Buy              98,500     1/20/2005
Nominating Shareholder    Buy              59,494     1/20/2005
Nominating Shareholder    Buy	             49,250     1/20/2005
Nominating Shareholder    Buy             147,750     1/20/2005
VA Co-Investor            Buy                 375     1/21/2005
VA Co-Investor            Buy                 750     1/21/2005
Nominating Shareholder    Buy              49,250     1/21/2005
Nominating Shareholder    Buy              24,625     1/21/2005
VA Co-Investor            Buy                 750     1/24/2005
VA Co-Investor            Buy	                750     1/24/2005
VA Co-Investor            Buy	                750     1/24/2005
VA Co-Investor            Buy               1,500     1/24/2005
Nominating Shareholder    Buy	             49,250     1/24/2005
Nominating Shareholder    Buy              98,500     1/24/2005
Nominating Shareholder    Buy              49,250     1/24/2005
Nominating Shareholder    Buy              49,250     1/24/2005
VA Co-Investor            Buy	                750     1/25/2005
VA Co-Investor            Buy	                750     1/25/2005
VA Co-Investor            Buy	                388     1/25/2005
VA Co-Investor            Buy	              1,500     1/25/2005
Nominating Shareholder    Buy	             49,250     1/25/2005
Nominating Shareholder    Buy	             25,493     1/25/2005
Nominating Shareholder    Buy	             49,250     1/25/2005
Nominating Shareholder    Buy	             98,500     1/25/2005
VA Co-Investor            Buy	              5,000     1/26/2005
VA Co-Investor            Buy	              5,000     1/26/2005
VA Co-Investor            Buy	              5,000     1/26/2005
Nominating Shareholder    Buy	             45,000     1/26/2005
Nominating Shareholder    Buy	             95,000     1/26/2005
Nominating Shareholder    Buy	             95,000     1/26/2005
VA Co-Investor            Buy	                 75     1/27/2005
Nominating Shareholder    Buy	              4,925     1/27/2005
VA Co-Investor            Buy	              1,500     2/10/2005
Nominating Shareholder    Buy	             98,500     2/10/2005
VA Co-Investor            Buy	              1,500     2/11/2005
VA Co-Investor            Buy	              1,500     2/11/2005
Nominating Shareholder    Buy	             98,500     2/11/2005
Nominating Shareholder    Buy	             98,500     2/11/2005
VA Co-Investor            Buy	                450     2/16/2005
Nominating Shareholder    Buy	             29,550     2/16/2005
Nominating Shareholder    Buy	             70,000     2/17/2005
VA Co-Investor            Buy	                 52     2/18/2005
Nominating Shareholder    Buy	              3,448     2/18/2005
VA Co-Investor            Buy	              2,250     2/22/2005
VA Co-Investor            Buy	              1,500     2/22/2005
Nominating Shareholder    Buy	             98,500     2/22/2005
Nominating Shareholder    Buy	            147,750     2/22/2005
VA Co-Investor            Buy	              2,250     2/23/2005
Nominating Shareholder    Buy	            147,750     2/23/2005
VA Co-Investor            Buy	                 15     2/24/2005
Nominating Shareholder    Buy                 985     2/24/2005
VA Co-Investor            Buy	                 75     3/1/2005

Participant               Transaction     Quantity     Date

Nominating Shareholder    Buy	              4,925     3/1/2005
VA Co-Investor            Buy	                675     3/2/2005
VA Co-Investor            Buy	                750     3/2/2005
Nominating Shareholder    Buy	             44,325     3/2/2005
Nominating Shareholder    Buy	             49,250     3/2/2005
VA Co-Investor            Buy	              1,500     3/3/2005
VA Co-Investor            Buy	              2,250     3/3/2005
Nominating Shareholder    Buy	            147,750     3/3/2005
Nominating Shareholder    Buy	             98,500     3/3/2005
VA Co-Investor            Buy	              1,080     3/4/2005
VA Co-Investor            Buy	              1,500     3/4/2005
VA Co-Investor            Buy	                900     3/4/2005
Nominating Shareholder    Buy	             98,500     3/4/2005
Nominating Shareholder    Buy	             59,100     3/4/2005
Nominating Shareholder    Buy	             70,920     3/4/2005
VA Co-Investor            Buy	                780     3/7/2005
VA Co-Investor            Buy	              2,775     3/7/2005
Nominating Shareholder    Buy	            182,225     3/7/2005
Nominating Shareholder    Buy	             51,200     3/7/2005
VA Co-Investor            Buy	              3,000     3/8/2005
VA Co-Investor            Buy	                375     3/8/2005
Nominating Shareholder    Buy	             24,625     3/8/2005
Nominating Shareholder    Buy	            197,000     3/8/2005
VA Co-Investor            Buy	              1,350     3/9/2005
VA Co-Investor            Buy	              1,500     3/9/2005
VA Co-Investor            Buy	              1,500     3/9/2005
Nominating Shareholder    Buy	             98,500     3/9/2005
Nominating Shareholder    Buy	             98,500     3/9/2005
Nominating Shareholder    Buy	             88,650     3/9/2005
VA Co-Investor            Buy	              1,500     3/10/2005
VA Co-Investor            Buy	              1,905     3/10/2005
Nominating Shareholder    Buy	            125,095     3/10/2005
Nominating Shareholder    Buy	             98,500     3/10/2005
VA Co-Investor            Buy	                345     3/11/2005
VA Co-Investor            Buy	                750     3/11/2005
VA Co-Investor            Buy	                750     3/11/2005
VA Co-Investor            Buy	                750     3/11/2005
Nominating Shareholder    Buy	             49,250     3/11/2005
Nominating Shareholder    Buy	             49,250     3/11/2005
Nominating Shareholder    Buy	             22,655     3/11/2005
Nominating Shareholder    Buy	             49,250     3/11/2005
VA Co-Investor            Buy	                 17     3/14/2005
Nominating Shareholder    Buy	              1,083     3/14/2005
VA Co-Investor            Buy	                535     3/15/2005
Nominating Shareholder    Buy	             35,143     3/15/2005
VA Co-Investor            Buy	                750     3/16/2005
VA Co-Investor            Buy	              1,500     3/16/2005
VA Co-Investor            Buy	              3,000     3/16/2005
Nominating Shareholder    Buy	             98,500     3/16/2005
Nominating Shareholder    Buy	            197,000     3/16/2005
Nominating Shareholder    Buy	             49,250     3/16/2005
VA Co-Investor            Buy	              3,000     3/17/2005
VA Co-Investor            Buy	              1,238     3/17/2005
Nominating Shareholder    Buy	            197,000     3/17/2005

Participant               Transaction     Quantity     Date

Nominating Shareholder    Buy	             81,284     3/17/2005
VA Co-Investor            Buy	              1,500     3/18/2005
VA Co-Investor            Buy	              1,500     3/18/2005
Nominating Shareholder    Buy	             98,500     3/18/2005
Nominating Shareholder    Buy	             98,500     3/18/2005
VA Co-Investor            Buy	              1,130     3/21/2005
VA Co-Investor            Buy	                 73     3/21/2005
Nominating Shareholder    Buy	              5,127     3/21/2005
Nominating Shareholder    Buy	             79,570     3/21/2005
Nominating Shareholder    Buy	             30,073     3/28/2005
Nominating Shareholder    Buy	                427     3/28/2005
Nominating Shareholder    Buy	             49,300     3/29/2005
Nominating Shareholder    Buy	                700     3/29/2005
Nominating Shareholder    Buy	             49,300     3/29/2005
Nominating Shareholder    Buy	             49,300     3/29/2005
Nominating Shareholder    Buy	                700     3/29/2005
Nominating Shareholder    Buy	             49,300     3/29/2005
Nominating Shareholder    Buy	                700     3/29/2005
Nominating Shareholder    Buy	                700     3/29/2005
Nominating Shareholder    Buy	                700     3/30/2005
Nominating Shareholder    Buy	             49,300     3/30/2005
Nominating Shareholder    Buy	             49,300     3/30/2005
Nominating Shareholder    Buy	                700     3/30/2005
Nominating Shareholder    Buy	             51,100     3/31/2005
Nominating Shareholder    Buy	                726     3/31/2005
Nominating Shareholder    Buy	             50,000     4/5/2005
Nominating Shareholder    Buy	             25,000     4/13/2005
Nominating Shareholder    Buy	             25,000     4/13/2005
Nominating Shareholder    Buy	             50,000     4/15/2005
Nominating Shareholder    Buy	             25,000     4/19/2005
VA Co-Investor            Buy	                650     4/26/2005
Nominating Shareholder    Buy	             49,350     4/26/2005
VA Co-Investor            Buy	                650     4/27/2005
Nominating Shareholder    Buy	             49,350     4/27/2005
VA Co-Investor            Buy	              1,300     4/28/2005
Nominating Shareholder    Buy	             98,700     4/28/2005
VA Co-Investor            Buy	                975     4/29/2005
Nominating Shareholder    Buy	             74,025     4/29/2005
VA Co-Investor            Buy	                650     5/4/2005
Nominating Shareholder    Buy	             49,350     5/4/2005
VA Co-Investor            Buy	                164     5/5/2005
Nominating Shareholder    Buy	             12,440     5/5/2005
VA Co-Investor            Buy	                 85     5/9/2005
Nominating Shareholder    Buy	              6,415     5/9/2005
VA Co-Investor            Buy	                130     5/10/2005
Nominating Shareholder    Buy	              9,870     5/10/2005
VA Co-Investor            Buy	                975     5/11/2005
Nominating Shareholder    Buy	             74,025     5/11/2005
Nominating Shareholder    Buy	            100,000     10/18/2005
Nominating Shareholder    Buy	            100,000     10/18/2005
Nominating Shareholder    Buy	             50,000     10/18/2005
Nominating Shareholder    Buy	             25,225     10/19/2005
Nominating Shareholder    Buy	             56,700     10/19/2005
Nominating Shareholder    Buy	             50,000     10/19/2005
Nominating Shareholder    Buy	              1,800     1/20/2006
VA Co-Investor            Sell            138,660     3/16/2006
Nominating Shareholder    Buy	            138,660     3/16/2006